UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
This Report on Form 6-K shall be incorporated by reference into the registrant’s (i) Registration Statement on Form S-8 as amended (File No. 333-274681) and (ii) its Registration Statement on Form S-8 as
amended (File No. 333-278925), in each case, to the extent not superseded by documents or reports subsequently filed by the registrant under the Securities Act of 1933 or the Securities Exchange Act of
1934, in each case as amended
Enclosure:  Unaudited condensed consolidated interim financial statements as of and for each of the six-month periods ended 30
June 2026 and 2025, prepared in accordance with IFRS Accounting Standards, and related management’s discussion

1	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K
Financial and Operating Report
for the six months ended 30 June 2026

Key statistics		Six months	Six months
		ended	ended
		Jun	Jun
US Dollar million, except as otherwise noted		2026	2025
Operating review
Gold
Produced - Managed operations(1)(2)(3)	- oz (000)	1,334	1,386
Produced - Non-managed joint ventures(1)	- oz (000)	134	138

Sold - Managed operations(1)(2)(3)	- oz (000)	1,332	1,403
Sold - Non-managed joint ventures(1)	- oz (000)	140	135

Financial review
Gold income	- $m	6,188	4,334
Cost of sales - Managed operations(1)	- $m	2,694	2,372
Cost of sales - Non-managed joint ventures(1)	- $m	250	213
Total operating costs	- $m	2,062	1,775
Gross profit	- $m	3,646	2,036

Average gold price received per ounce* - Managed operations(1)	- $/oz	4,647	3,090
Average gold price received per ounce* - Non-managed joint ventures(1)	- $/oz	4,672	3,078
All-in sustaining costs per ounce* - Managed operations(1)	- $/oz	2,027	1,676
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,715	1,414
Total cash costs per ounce* - Managed operations(1)	- $/oz	1,431	1,228
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,482	1,193

Profit for the period	- $m	2,654	1,348
Total borrowings	- $m	1,778	2,297

Profit attributable to equity shareholders	- $m	2,283	1,112
	- US cents/share	448	219
Headline earnings(4)	- $m	2,295	1,087
	- US cents/share	451	214
Net cash inflow from operating activities	- $m	3,141	1,743
Capital expenditure - Managed operations(1)	- $m	915	653
Capital expenditure - Non-managed joint ventures(1)	- $m	101	64

(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2) Includes gold concentrate from the Cuiabá mine sold to third parties in the six months ended 30 June 2026.
(3) Includes gold production and gold sold for the Serra Grande operation, which was sold on 1 December 2025, comprising 26,000 ounces for the six months ended 30 June 2025.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 31 July 2026
June 2026

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Form 6-K continued
The following discussion should be read in conjunction with AngloGold Ashanti plc’s (“AngloGold Ashanti”, “AGA”, the “Company” or the
“Group”) consolidated financial statements, the related operating and financial review and prospects and other information included within its annual report on Form 20-F for the year ended 31 December 2025 (the “2025 Form 20-F”), filed with the United States Securities and
Exchange Commission (“SEC”) on 26 March 2026.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint-ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti.
The Company’s financial condition and results of operations reported and summarised below may include forward-looking statements that are not guarantees of future performance and are not necessarily indicative of future financial or operating results (refer to the “Forward-
looking statements” disclaimer below for further information).
OVERVIEW
AngloGold Ashanti’s operating results are directly related to the market spot gold price, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand (particularly in China and India), expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (“IMF”), global or regional political or economic events or conditions, and production and cost levels in major gold-producing regions.
The price of gold is often subject to sharp, short-term changes. The market spot gold price opened the year on 1 January 2026 at $4,322 per ounce (compared to $2,624 per ounce on 1 January 2025). The market spot gold price for the first six months of 2026 has seen a high of $5,335 per ounce on 26 January 2026 and a low of $4,007 per ounce on 24 June 2026. The average market spot gold price for the first six months of 2026 was $4,685 per ounce (compared to $3,073 per ounce for the first six months of 2025). The market spot gold price at closing on 30 June 2026 was $4,026 per ounce (compared to $3,297 per ounce on 30 June 2025).
In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Gold production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including non-managed joint ventures) for the six months ended 30 June 2026 was 1.47 million ounces compared to 1.52 million ounces for the six months ended 30 June 2025, a decrease of 4%.

ANNUAL GOLD PRODUCTION

			Variance
(in thousands ounces, except for percentages)	H1 2026	H1 2025	Ounces	%

Africa (managed operations)	831	879	(48)	(5)%
Australia	269	261	8	3%
Americas	234	246	(12)	(5)%
Managed operations	1,334	1,386	(52)	(4)%
Non-managed joint ventures	134	138	(4)	(3)%
Group	1,468	1,524	(56)	(4)%

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Form 6-K continued
Consolidated Results of Operations
Six months ended 30 June 2026 compared to six months ended 30 June 2025

CONSOLIDATED INCOME STATEMENT	Six months	Six months
	ended	ended
	June	June	$	%
(US Dollar million, except as otherwise noted)	2026	2025	Variance	Variance

Revenue from product sales	6,340	4,408	1,932	44%
Cost of sales:
Operating costs	(1,760)	(1,589)	(171)	11%
Royalties	(302)	(186)	(116)	62%
Total operating costs	(2,062)	(1,775)	(287)	16%
Retrenchment costs	(1)	(1)	—	—%
Rehabilitation and other non-cash costs	(29)	(19)	(10)	53%
Amortisation of tangible assets	(556)	(510)	(46)	9%
Amortisation of right of use assets	(44)	(48)	4	(8)%
Inventory change	(2)	(19)	17	(89)%
Cost of sales	(2,694)	(2,372)	(322)	14%
Gross profit	3,646	2,036	1,610	79%
Corporate administration, marketing and related expenses	(89)	(61)	(28)	46%
Exploration and evaluation costs	(97)	(105)	8	(8)%
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal	(11)	25	(36)	N/M
Other (expenses) income, net	(63)	(124)	61	(49)%
Finance income	73	71	2	3%
Foreign exchange and fair value adjustments	(47)	(45)	(2)	4%
Finance costs and unwinding of obligations	(128)	(85)	(43)	51%
Share of associates and joint ventures’ profit	325	63	262	416%
Profit before taxation	3,609	1,775	1,834	103%
Taxation	(955)	(427)	(528)	124%
Profit for the period	2,654	1,348	1,306	97%

Total cash costs per ounce* (in $/oz) (1)	1,431	1,228	203	17%
All-in sustaining costs per ounce* (in $/oz) (1)	2,027	1,676	351	21%
(1)For managed operations only.
“N/M” - not meaningful
*  Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Revenue from product sales
Revenue from product sales increased 44% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly as a result of an increase in gold income and an increase in by-product revenue. Gold income increased by $1,854 million, or 43%, from $4,334 million in the six months ended 30 June 2025 to $6,188 million in the six months ended 30 June 2026, mainly due to an increase in the average gold price received per ounce and increased gold sales in Australia, partially offset by a decrease in gold sales in
Africa and Brazil. The average gold price received per ounce for managed operations increased by $1,557 per ounce, from $3,090 per ounce in the six months ended 30 June 2025 to $4,647 per ounce in the six months ended 30 June 2026, which resulted in an increase in gold income of $2,077 million. Gold sold by managed operations decreased by 71,000 ounces, or 5%, from 1,403,000 ounces in the six months ended 30 June 2025 to 1,332,000 ounces in the six months ended 30 June 2026, which resulted in a decrease in gold income of
$223 million. By-product revenue increased by $78 million, or 105%, from $74 million in the six months ended 30 June 2025 to $152 million in the six months ended 30 June 2026, mainly due to a stronger silver price, partially offset by a decrease in silver sold in Argentina.
Cost of sales
Cost of sales increased 14%, primarily due to higher royalty costs linked to the stronger average gold price received per ounce, increased operating costs driven by inflationary pressures that mainly impacted labour, mining contractor and fuel costs, and increased amortisation on tangible assets. For the six months ended 30 June 2026 compared to the six months ended 30 June 2025, the Brazilian real and
Australian dollar strengthened against the US dollar, while the Argentinean peso weakened against the US dollar. Collectively, foreign exchange fluctuations resulted in an increase to cost of sales.
Total operating costs
Total operating costs increased by $287 million, or 16%, from $1,775 million in the six months ended 30 June 2025 to $2,062 million in the six months ended 30 June 2026 primarily due to an increase in operating costs and an increase in royalties paid. Total operating costs include operating costs (such as salaries and wages, consumable stores, explosives, reagents, logistics, fuel, power, water, contractors’
costs, services and other charges) and royalties paid.

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June | 2026
Form 6-K continued
Operating costs increased 11% for the six months ended 30 June 2026 compared to the six months ended 30 June 2025, primarily due to, among other factors, higher labour, fuel, power and water costs, and higher mining contractors’ costs, partially offset by higher cost capitalisation.
Royalties paid, which are generally calculated as a percentage of revenue, increased 62% for the six months ended 30 June 2026 compared to the six months ended 30 June 2025, primarily due to an increase in the average gold price received per ounce and an increase in gold sales at Iduapriem, Tropicana,AGA Mineração and Cerro Vanguardia, partially offset by a decrease in gold sales at
Obuasi, Siguiri, Geita, Sukari and Sunrise Dam. In addition, the Company sold its Serra Grande mine on 1 December 2025, which contributed 26,000 ounces of gold sold for the six months ended 30 June 2025.
Retrenchment costs
Retrenchment costs included in cost of sales remained unchanged at $1 million in the six months ended 30 June 2026 compared to the six months ended 30 June 2025.
Rehabilitation and other non-cash costs
Rehabilitation and other non-cash costs increased 53% in the six months ended 30 June 2026 compared to the six months ended 30 June
2025. This increase was primarily due to increased community investment and changes in estimates for rehabilitation provisions at Siguiri,
AGA Mineração, Obuasi and Sukari, partially offset by a decrease at Cerro Vanguardia resulting from a lower rehabilitation provision charge.
Amortisation of tangible, right of use and intangible assets
Collectively, amortisation of tangible, right of use and intangible assets expense increased by $42 million, or 8%, from $558 million in the six months ended 30 June 2025 to $600 million in the six months ended 30 June 2026.
Amortisation of tangible assets increased 9% for the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to higher amortisation at Geita (mainly due to higher deferred stripping as a result of higher contained gold from Nyamulilima
Cut 2 and higher Mineral Reserve development), at Sukari (mainly due to increased capitalised mine development costs and the impact of purchase price adjustments finalised in the fourth quarter of 2025), at Tropicana (mainly due to an increase in tangible assets resulting from the Havana growth project) and at Sunrise Dam (mainly due to increased deferred stripping costs), partially offset by a decrease in amortisation at Iduapriem (mainly due to decreased deferred stripping costs resulting from the completion of the Ajopa mining area) and at
Serra Grande (sold 1 December 2025).
Amortisation of right of use assets decreased 8% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly as a result of an energy lease at Sunrise Dam being extended by one year.
Amortisation of intangible assets was less than $0.5 million for each of the six months ended 30 June 2026 and 30 June 2025.
Inventory change
The expense decrease related to inventory change was primarily due to less movement of unsold gold inventory during the first half of
2026 compared to the first half of 2025.
Corporate administration, marketing and related expenses
Corporate administration, marketing and related expenses increased 46% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, primarily due to an increase in direct labour costs, performance awards, consultancy costs and recruitment fees.
Exploration and evaluation costs
Exploration and evaluation costs decreased 8% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, primarily due to a decrease in exploration in North America due to the declaration of reserves at the Arthur Gold Project in 2026, partially offset by increased greenfield exploration in Australia, increased drilling activity at Geita and increased brownfield exploration at AGA
Mineração.
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal changed from a net expense reversal of $25 million for the six months ended 30 June 2025 to a net expense of $11 million for the six months ended 30 June 2026. In the six months ended 30 June 2025, the Company reversed $74 million (gross of taxation) prior impairment charges on its Serra Grande mine, which were partially offset by a loss on disposal of $47 million related to the sale of the Doropo and Archean-Birimian Contact (“ABC”) projects. In the six months ended 30 June 2026, the Company impaired $5 million of exploratory assets at La Colosa prior to its sale on 13 April 2026.
The remaining $6 million pertained to the write-down of other tangible assets.
Other (expenses) income, net
Other (expenses) income, net decreased by $61 million, from an expense of $124 million in the six months ended 30 June 2025 to an expense of $63 million in the six months ended 30 June 2026. The lower expenses during the six months ended 30 June 2026 were mainly due to lower legacy tailings storage facility (“TSF”) costs predominately in Brazil ($55 million), and lower contractor rate adjustments from Africa business units ($18 million), partially offset by Centamin integration costs ($5 million), higher restructure costs ($5 million) and higher non-recoverable VAT expenses in Brazil and Colombia ($2 million).
Finance costs and unwinding of obligations
Finance costs increased by $42 million, or 62%, from $68 million in the six months ended 30 June 2025 to $110 million in the six months ended 30 June 2026, mainly due to $40 million in additional financing costs towards a loan with Kibali. As at 1 January 2026, the loan to
Kibali was restructured whereby the interest rate was reduced and repayment terms were amended resulting in a derecognition of the prior loan and a recognition of a new loan in accordance with IFRS Accounting Standards. In addition, finance costs incurred on higher average debt balances on the 2025 Geita RCF (as defined below) were partially offset by a decrease in finance costs incurred on the previous $65 million Siguiri revolving credit facility (“RCF”), which was fully repaid in October 2025. Unwinding of obligations increased by $1 million, or

5	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
6%, from $17 million in the six months ended 30 June 2025 to $18 million in the six months ended 30 June 2026, primarily due to higher unwinding on the environmental rehabilitation, restoration and other provisions.
Share of associates and joint ventures’ profit
Share of associates and joint ventures’ profit increased by $262 million from $63 million in the six months ended 30 June 2025 to $325 million in the six months ended 30 June 2026, mainly as a result of an increase in equity earnings of $236 million at Kibali due to an increase in gold prices, increased gold sales, lower super profits tax and increased profitability, and an increase in equity earnings of $25 million at Rand Refinery (Pty) Limited.
Taxation
A taxation expense of $427 million was recorded in the six months ended 30 June 2025, compared to a taxation expense of $955 million in the six months ended 30 June 2026, which represents a $528 million increase. Current tax in the six months ended 30 June 2026 amounted to an expense of $929 million, compared to an expense of $421 million in the six months ended 30 June 2025, which represents a $508 million increase. The increase in current tax was mainly due to higher taxable income resulting from the higher average gold price per ounce received and higher withholding taxes paid, resulting from higher dividends declared. Deferred tax in the six months ended 30
June 2026 amounted to an expense of $26 million, compared to an expense of $6 million in the six months ended 30 June 2025, which represents a $20 million increase. The increase in deferred tax was primarily attributable to higher deferred taxation raised on unremitted earnings due to withholding taxes now applicable in Argentina and Brazil of $39 million, partially offset by previously recognised deferred tax on unremitted earnings in Tanzania (due to higher dividends) of $21 million.
Total cash costs per ounce*
Total cash costs per ounce are impacted by costs of sales, amortisation and ounces of gold produced. See “—Non-GAAP disclosure—
Reconciliations—Note A” below for a breakout of total cash costs per ounce reconciled to cost of sales.
Overall, total cash costs per ounce for managed operations increased 17% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the 16% increase in total operating costs and decreased gold production at Obuasi, Siguiri,
Geita, Sukari and Sunrise Dam, partially offset by increased by-product revenue, increased gold production at Iduapriem, Tropicana, Cerro
Vanguardia and AGA Mineração, and the removal of Serra Grande from the operating portfolio.
All-in sustaining costs (AISC) per ounce*
All-in sustaining costs per ounce are impacted by costs of sales, sustaining capital expenditure and ounces of gold sold. See “—Non-
GAAP disclosure—Reconciliations—Note A” below for a breakout of all-in sustaining costs per ounce reconciled to cost of sales.
Overall, all-in sustaining costs per ounce for managed operations increased 21% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the 16% increase in total operating costs, increased corporate administration, marketing and related expenses, decreased gold sales at Obuasi, Siguiri, Geita, Sukari and Sunrise Dam, and an overall increase in sustaining capital expenditure (see “—Capital Expenditures—Comparison of capital expenditure in the six months ended 30 June 2026 with the six months ended 30 June 2025” below), partially offset by increased by-product revenue, increased gold sales at Iduapriem, Tropicana, AGA
Mineração and Cerro Vanguardia, and the removal of Serra Grande from the operating portfolio.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Operating Results by Segments
Six months ended 30 June 2026 compared to six months ended 30 June 2025
The following discussion of operating results by segments includes references to “all-in sustaining costs per ounce” and “total cash costs per ounce”, both of which are Non-GAAP financial measures. For a reconciliation of these Non-GAAP financial measures to the most directly comparable GAAP financial measure, which is cost of sales, refer to “—Non-GAAP disclosure—Reconciliations—Note A” below.
For a discussion of capital expenditure by operation, refer to “—Capital Expenditures” below.
AFRICA

	GOLD PRODUCED			GOLD SOLD			GOLD INCOME
	(‘000 oz)			(‘000 oz)			($ million)
	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance

Managed operations:
Iduapriem	91	89	2%	92	90	2%	427	278	54%
Obuasi	111	125	(11)%	110	122	(10)%	514	376	37%
Siguiri (1)	153	165	(7)%	154	166	(7)%	717	511	40%
Geita	244	254	(4)%	247	265	(7)%	1,148	828	39%
Sukari (1)	232	246	(6)%	223	253	(12)%	1,044	780	34%
	831	879	(5)%	826	896	(8)%	3,850	2,773	39%

Non-managed joint venture:
Kibali (2)	134	138	(3)%	140	135	4%	654	417	57%
Total Africa	965	1,017	(5)%	966	1,031	(6)%	4,504	3,190	41%
(1)On a consolidated basis. Siguiri and Sukari are owned 85% and 50% by AngloGold Ashanti, respectively.
(2)Equity-accounted non-managed joint venture. On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
Rounding of figures may result in computational discrepancies.

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Form 6-K continued

	COST OF SALES			TOTAL CASH COSTS*			ALL-IN SUSTAINING COSTS*
	($ million)			($/oz)			($/oz)
	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance

Managed operations:
Iduapriem	220	201	9%	1,970	1,586	24%	2,879	2,099	37%
Obuasi	233	202	15%	1,713	1,293	32%	2,569	1,945	32%
Siguiri (1)	333	300	11%	1,946	1,595	22%	2,364	1,837	29%
Geita	418	350	19%	1,183	985	20%	1,726	1,512	14%
Sukari (1)	426	370	15%	1,020	750	36%	1,434	1,068	34%
	1,630	1,423	15%	1,434	1,138	26%	2,007	1,565	28%

Non-managed joint venture:
Kibali (2)	250	213	17%	1,482	1,193	24%	1,715	1,414	21%
Total Africa	1,880	1,636	15%
(1)On a consolidated basis. Siguiri and Sukari are owned 85% and 50% by AngloGold Ashanti, respectively.
(2)Equity-accounted non-managed joint venture. On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Africa — Managed Operations
In the Africa region, gold production from managed operations decreased 5% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to production declines at Obuasi, Siguiri, Geita and Sukari. Despite the decline in production, revenue from product sales from the Africa managed operations increased by $1,081 million, or 39%, from $2,777 million in the six months ended 30 June 2025 to 3,858 million in the six months ended 30 June 2026, mainly as a result of an increase in gold income. Gold income increased by 39% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025. This increase was mainly due to an increase in the average gold price received per ounce, partially offset by lower ounces of gold sold. The increase in the average gold price received of $1,557 per ounce from the six months ended 30 June 2025 to the six months ended 30 June 2026 resulted in an increase in gold income of $1,291 million. Gold sold decreased 8% in the six months ended 30 June 2026 compared to the six months ended 30
June 2025, which resulted in a decrease in gold income of $215 million. Gold sold decreased at Obuasi, Siguiri, Geita and Sukari. By-
product revenue increased $4 million from $4 million in the six months ended 30 June 2025 to $8 million in the six months ended 30 June
2026.
Cost of sales increased 15% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025. The increase in costs of sales was mainly due to increased total operating costs and increased tangible asset amortisation charges. Total operating costs increased mainly due to increased royalties linked to a stronger gold price, higher labour and mining contractor costs, increased fuel prices, higher material stores costs and an increase in rehabilitation costs, partially offset by a decrease in services and other charges.
Total cash costs per ounce increased 26% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs and a decrease in ounces of gold produced. All-in sustaining costs per ounce increased 28%
mainly due to an increase in total operating costs, a decrease in ounces of gold sold and an increase in sustaining capital expenditure.
Iduapriem (Ghana)
Gold production at Iduapriem marginally increased 2% in the six months ended 30 June 2026 compared to the six months ended 30 June
2025, mainly due to a 15% increase in tonnes treated year-on-year resulting from a seventeen-day plant shutdown in the first half of 2025 to investigate and repair a tear in the lining of the Beposo TSF. The benefit of the increase in tonnes treated in the six months ended 30
June 2026 was partially offset by a 12% decrease in recovered grade year-on-year due to limited high-grade ore from Block 7&8. Cost of sales increased 9% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to increased total operating costs, partially offset by a decrease in amortisation charges. The increase in total operating costs was mainly driven by elevated royalties associated with increased royalty rates and the stronger gold price, increased fuel prices, and higher labour and mining contractor costs, partially offset by the benefit of higher cost capitalised and lower grinding media costs. Amortisation was lower mainly due to lower deferred stripping amortisation from lower contained gold at the Cut 2C mining area. Total cash costs per ounce increased 24% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating cost, partially offset by an increased gold production. All-in sustaining costs per ounce increased 37% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to increases in total operating costs combined with an increase in sustaining capital expenditure, partially offset by increased gold sales.
Obuasi (Ghana)
Gold production at Obuasi decreased 11% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an operational disruption following a contractor fatality in April 2026 that resulted in a temporary stoppage during the second quarter of 2026, equipment breakdowns and operator availability constraints reducing underground ore delivery to the plant. The operational disruption constrained access to planned high grade stopes and reduced ore delivery, resulting in lower plant throughput and recovered grade. Recovered grade decreased by 6% year-on-year driven by lower head grade and 2% lower plant recoveries. Cost of sales increased 15% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to higher total operating costs. The increase in total operating costs was mainly due to increased royalties linked to a stronger gold price and higher fuel and mining contractor costs, partially offset by decreased engineering material costs due to reduced maintenance activity. Total cash costs per ounce increased 32% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs and decreased gold production. All-in sustaining costs per ounce increased 32% in the six months ended

7	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs, increased sustaining capital expenditure and decreased gold sales.
Siguiri (Guinea)
Gold production at Siguiri decreased 7% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to a 9% year-on-year decrease in tonnes treated due to limited capacity for tailings deposition in the first quarter of 2026 and a planned plant shutdown and other plant maintenance decreasing plant throughput in the second quarter of 2026. Cost of sales increased
11% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs, partially offset by a decrease in amortisation charges. The increase in total operating costs was mainly driven by increased royalties linked to a stronger gold price, elevated fuel prices, increased labour and mining contractor costs and higher material stores costs linked to increased maintenance activity at the TSF. Amortisation was lower mainly due to a lower level of gold production and lower deferred stripping amortisation. Total cash costs per ounce increased 22% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs and decreased gold production. All-in sustaining costs per ounce increased 29% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs, increased sustaining capital expenditure and decreased gold sales.
Geita (Tanzania)
Gold production decreased 4% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to lower mined grades year-on-year from both open put and underground operations, partially offset by an increase in tonnes treated from improved plant availability. The first six months of 2025 were impacted by a ball mill shutdown in the second quarter, which resulted in lower throughput rates in the first half of 2025. Cost of sales increased 19% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs and increased amortisation charges. The increase in total operating costs was mainly due to increased royalties linked to a stronger gold price, elevated mining contractor rates, as well as higher stores, fuel and services costs to support increased backfilling activities, partially offset by a build-up of metal inventory and lower labour costs. Amortisation was higher due to increased Mineral Reserve amortisation, higher deferred stripping amortisation due to higher contained gold mined from Nyamulilima Cut 2, higher heavy machinery amortisation following the purchases of mining fleet assets and higher amortisation of leased assets. Total cash costs per ounce increased 20% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs and decreased gold production. All-in sustaining costs per ounce increased 14% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs and decreased gold sales, partially offset by decreased sustaining capital expenditure.
Sukari (Egypt)
Gold production decreased 6% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to lower mined grades from underground operations year-on-year, partially offset by improved plant throughput driven by increased ore delivery from underground operations and improved plant availability year-on-year. Cost of sales increased 15% in the six months ended
30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs and increased amortisation charges. The increase in total operating costs was mainly due to increased fuel prices, a rise in mining contractor rates and a drawdown of metal inventory. Amortisation was higher mainly due to increased capitalised mine development costs year-over-year and the impact of purchase price adjustments finalised in the fourth quarter of 2025. Total cash costs per ounce increased 36% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs and decreased gold production. All-in sustaining costs per ounce increased 34% in the six months ended 30 June 2026 compared to the six months ended
30 June 2025, mainly due to the increase in total operating costs, increased sustaining capital expenditure and decreased gold sales.
Africa — Non-managed Joint Venture
Kibali (Democratic Republic of the Congo)
The Kibali mine in the DRC,which is operated by Barrick Mining Corporation, was the only operating asset that was a non-managed joint venture during each of the six months ended 30 June 2026 and 30 June 2025. Kibali is accounted for under the equity method of accounting by AngloGold Ashanti. As a result, AngloGold Ashanti’s portion of Kibali’s earnings or losses are reported by the Company as share of associates and joint ventures’ profit within its consolidated income statement. Gold production at Kibali (on an attributable basis)
decreased 3% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to a 2% decrease in plant throughput and a 1% decrease in recovered grade driven by a decrease in underground ore tonnes included in the plant feed year-
on-year. The Company recorded equity earnings of $287 million in the six months ended 30 June 2026 related to its investment in Kibali, an increase of $236 million, from $51 million in the six months ended 30 June 2025, mainly due to a 52% increase in the average gold price received per ounce and improved profitability at Kibali.
AUSTRALIA

	GOLD PRODUCED			GOLD SOLD			GOLD INCOME
	(‘000 oz)			(‘000 oz)			($ million)
	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance

Managed operations:
Sunrise Dam	100	122	(18)%	102	119	(14)%	476	366	30%
Tropicana (1)	169	139	22%	170	141	21%	793	431	84%
Total Australia	269	261	3%	272	260	5%	1,269	797	59%
(1)On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
Rounding of figures may result in computational discrepancies.

8	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

	COST OF SALES			TOTAL CASH COSTS*			ALL-IN SUSTAINING COSTS*
	($ million)			($/oz)			($/oz)
	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance

Managed operations:
Sunrise Dam	257	216	19%	2,172	1,561	39%	2,589	1,889	37%
Tropicana (1)	318	241	32%	1,419	1,376	3%	1,643	1,527	8%
Administration and other	24	18	33%	—	—	—	—	—	—
Total Australia	599	475	26%	1,783	1,528	17%	2,087	1,764	18%
(1)On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Australia
In the Australia region, gold production (on an attributable basis) increased 3% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025. Revenue from product sales from the Australia operations increased by $475 million, or 59%, from $800 million in the six months ended 30 June 2025 to $1,275 million in the six months ended 30 June 2026. Gold income increased 59% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in the average gold price received per ounce and higher ounces of gold sold. The increase in the average gold price received of $1,557 per ounce from the six months ended 30 June 2025 to the six months ended 30 June 2026 resulted in an increase in gold income of $437 million. Gold sold increased 5% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, which resulted in an increase in gold income of $36 million. By-product revenue increased $3 million from $3 million in the six months ended 30 June 2025 to $6 million in the six months ended 30 June 2026.
Cost of sales increased 26% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to increases in total operating expenses and amortisation charges. Total operating costs increased primarily due to increased royalties linked to a stronger gold price, higher labour and mining contractors costs, increased stores and increased fuel costs. Amortisation charges increased mainly due to increases in tangible asset and deferred stripping amortisation, partially offset by decreased lease amortisation.
Total cash costs per ounce increased 17% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating expenses, partially offset by increased gold production. All-in sustaining costs per ounce increased
18% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating expenses and increased sustaining capital expenditure, partially offset by increased gold sales.
Sunrise Dam
Gold production at Sunrise Dam decreased 18% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to lower mechanical availability, lower throughput and recoveries and an increase in low grade stockpiles processed. Cost of sales increased 19% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs and increased amortisation charges. The increase in total operating costs was mainly due to a depletion of metal inventory and higher mining contractor, stores and services costs, and increased royalties linked to a stronger gold price, partially offset by a build-up of ore stockpiles. Amortisation was higher due to increased amortisation on tangible assets and deferred stripping charges, partially offset by a decrease in lease amortisation charges. Total cash costs per ounce increased 39% in the six months ended 30 June
2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs and decreased gold production.
All-in sustaining costs per ounce increased 37% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs, increased sustaining capital expenditure and decreased gold sales.
Tropicana
Gold production at Tropicana (on an attributable basis) increased 22% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to open pit recovered grade increasing year-on-year from 1.00g/t to 1.40g/t, with a greater proportion of open pit ore mined and processed compared to the first half of 2025. Cost of sales increased 32% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs and increased amortisation charges.
The increase in total operating costs was mainly due to higher labour, mining contractor and stores costs, increased royalties linked to a stronger gold price and a rise in fuel prices, partially offset by a build-up of ore stockpiles. Amortisation was higher due to increased amortisation on tangible assets as a result of higher assets resulting from the Havana growth project. Total cash costs per ounce increased
3% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs, partially offset by increased gold production. All-in sustaining costs per ounce increased 8% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the increase in total operating costs and increased sustaining capital expenditure, partially offset by increased gold sales.
Administration and other
Other cost of sales increased 33% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to increased salaries, employee share compensation and community investment.

9	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
AMERICAS

	GOLD PRODUCED			GOLD SOLD			GOLD INCOME
	(‘000 oz)			(‘000 oz)			($ million)
	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance

Managed operations:
Cerro Vanguardia (1)	95	94	1%	97	96	1%	456	295	55%
AGA Mineração (2)	139	126	10%	137	125	10%	613	387	58%
Serra Grande (3)	—	26	(100)%	—	26	(100)%	—	82	(100)%
Total Americas	234	246	(5)%	234	247	(5)%	1,069	764	40%
(1)On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2)Includes gold concentrate from the Cuiabá mine sold to third parties.
(3)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

	COST OF SALES			TOTAL CASH COSTS*			ALL-IN SUSTAINING COSTS*
	($ million)			($/oz)			($/oz)
	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance	H1 2026	H1 2025	Variance

Managed operations:
Cerro Vanguardia (1)	239	226	6%	760	1,305	(42)%	1,288	1,697	(24)%
AGA Mineração (2)	225	171	32%	1,201	922	30%	1,877	1,427	32%
Serra Grande (3)	—	68	(100)%	—	2,144	(100)%	—	3,019	(100)%
Administration and other	—	2	(100)%	—	—	—	—	—	—
Total Americas	464	467	(1)%	1,023	1,206	(15)%	1,633	1,707	(4)%
(1)On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2)Includes gold concentrate from the Cuiabá mine sold to third parties.
(3)Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Americas
In the Americas region, gold production decreased 5% in the six months ended 30 June 2026 compared to the six months ended 30 June
2025, primarily due to the sale of Serra Grande on 1 December 2025. Revenue from product sales from the Americas operations increased by $376 million, or 45%, from $831 million in the six months ended 30 June 2025 to $1,207 million in the six months ended 30
June 2026. Gold income increased 40% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in the average gold price received per ounce, partially offset by lower ounces of gold sold. The increase in the average gold price received of $1,557 per ounce from the six months ended 30 June 2025 to the six months ended 30 June 2026 resulted in an increase in gold income of $346 million. Gold sold decreased 5% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, which resulted in a decrease in gold income of $42 million. By-product revenue increased $71 million, or 106%, from
$67 million in the six months ended 30 June 2025 to $138 million in the six months ended 30 June 2026, mainly due to a stronger silver price, partially offset by a decrease in silver sold in Argentina.
Cost of sales marginally decreased 1% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the sale of Serra Grande on 1 December 2025. Cost of sales at Cerro Vanguardia and AGA Mineração increased over the same time frame mainly due to an increase in total operating expenses. Total operating costs for these two remaining operations increased primarily due to higher royalties linked to stronger gold and silver prices, and increases in labour, mining contractor, fuel and reagents costs. Total cash costs per ounce decreased 15% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the sale of Serra Grande on 1 December 2025, an increase in by-product revenue and increased gold production at Cerro
Vanguardia and AGA Mineração, partially offset by an increase in total operating expenses at Cerro Vanguardia and AGA Mineração. All-in sustaining costs per ounce decreased 4% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to the sale of Serra Grande on 1 December 2025, an increase in by-product revenue and increased gold sales primarily at AGA
Mineração, partially offset by an increase in total operating expenses and sustaining capital expenditure at Cerro Vanguardia and AGA
Mineração.
Cerro Vanguardia (Argentina)
Gold production at Cerro Vanguardia marginally increased 1% in the six months ended 30 June 2026 compared to the six months ended
30 June 2025, mainly due to an increase in recovered grade stemming from higher mined grades at open pit and underground operations.
Cost of sales increased 6% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs. The increase in total operating costs was mainly due to increased royalties linked to stronger gold and silver prices, and increases in labour, fuel and reagents costs, partially offset by lower engineering material costs. Total cash costs per ounce decreased 42% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to higher by-
product revenue,a marginal increase in gold production and further weakening of the Argentinean peso against the US dollar, partially offset by the increase in total operating costs. All-in sustaining costs per ounce decreased 24% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to higher by-product revenue and further weakening of the Argentinean peso against the US dollar, partially offset by the increase in total operating costs and increased sustaining capital expenditure.

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AngloGold Ashanti plc
June | 2026
Form 6-K continued
AGA Mineração (Brazil)
Gold production at Cuiabá (AGA Mineração) increased 10% in the six months ended 30 June 2026 compared to the six months ended 30
June 2025, mainly due to an increase in tonnes mined from underground operations, partially offset by a decrease in recovered grade due to lower mined grades in the first six months of 2026. Cost of sales increased 32% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in total operating costs. The increase in total operating costs was mainly due to increased engineering material, reagents, labour and services costs due to increased maintenance activity, raised acid prices impacting by-product processing costs and elevated fuel prices. Total cash costs per ounce increased 30% in the six months ended 30 June 2026 compared to 30 June 2025, mainly due to the increase in total operating costs, partially offset by increased gold production. All-in sustaining costs per ounce increased 32% in the six months ended 30 June 2026 compared to 30 June 2025, mainly due to the increase in total operating costs and an increase in sustaining capital expenditure, partially offset by increased gold sales.
Serra Grande (Brazil)
Serra Grande was sold on 1 December 2025.
Capital Expenditures
To develop, operate and maintain its mining operations, AngloGold Ashanti spends a significant amount of funds on capital expenditure.
This capital expenditure can take the form of sustaining or non-sustaining capital expenditure. “Sustaining capital expenditure” is a Non-
GAAP financial measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment. “Non-sustaining capital expenditure” is a Non-
GAAP financial measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
For a reconciliation of these Non-GAAP financial measures to the most directly comparable GAAP financial measure, which is capital expenditure, refer to “—Non-GAAP disclosure—Reconciliations—Note C” below.

CAPITAL EXPENDITURE	Six months	Six months
	ended	ended
	June	June	$	%
($ in millions, except for percentages)	2026	2025	Variance	Variance

Managed operations
Africa	596	446	150	34%
Iduapriem	82	72	10	14%
Obuasi	121	88	33	38%
Siguiri (1)	108	32	76	238%
Geita	108	129	(21)	(16)%
Sukari (1)	177	125	52	42%
Australia	91	75	16	21%
Sunrise Dam	50	30	20	67%
Tropicana (2)	41	45	(4)	(9)%
Americas	132	105	27	26%
AGA Mineração	85	54	31	57%
Serra Grande (3)	—	20	(20)	(100)%
Cerro Vanguardia (1)	47	31	16	52%
Projects	95	27	68	252%
Colombia	2	10	(8)	(80)%
North America	93	17	76	447%
Corporate and other	1	—	1	N/M
Total Capital Expenditure	915	653	262	40%
“N/M” - not meaningful
(1)On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(2)On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(3)Serra Grande was sold on 1 December 2025.

CAPITAL EXPENDITURE	Six months	Six months
	ended	ended
	June	June	$	%
($ in millions, except for percentages)	2026	2025	Variance	Variance

Managed operations	915	653	262	40%
Sustaining capital expenditure*	604	485	119	25%
Non-sustaining capital expenditure*	311	168	143	85%
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

11	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Comparison of capital expenditure in the six months ended 30 June 2026 with the six months ended 30 June 2025
Capital expenditure increased 40% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025. This increase was due to an increase of $119 million in sustaining capital expenditure and an increase of $143 million in non-sustaining capital expenditure.
In Africa, capital expenditure increased 34% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025. At
Iduapriem in Ghana, capital expenditure increased 14% in the six months ended 30 June 2026 compared to the six months ended 30 June
2025, mainly due to higher sustaining capital expenditure driven by increased Mineral Reserve development, partially offset by lower non-
sustaining capital expenditure as a result of the completion of the Beposo TSF Phase 2 project in 2025 combined with lower expenditure on the Teberebie relocation due to the timing of land acquisition. At Obuasi in Ghana, capital expenditure increased 38% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in sustaining capital expenditure related to the acquisition of additional mining fleet and additional non-sustaining capital expenditure resulting from increased TSF activity. At Siguiri in Guinea, capital expenditure increased 238% mainly driven by higher sustaining capital expenditure resulting from the acquisition of additional mining fleet and increased waste stripping at the Tubani and Kami pits to unlock more ore tonnes, and additional non-sustaining capital expenditure due to higher TSF 1 expenditure and TSF 2 feasibility study costs. At Geita in Tanzania, capital expenditure decreased
16% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to a decrease in sustaining capital expenditure as new mining fleet was acquired in 2025 as well as increased investment in Mineral Reserve development in the six months ended 30 June 2025. Capital expenditure at Sukari in Egypt increased 42% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to higher sustaining capital expenditure driven by fleet replacements and additions, and increased non-sustaining capital expenditure resulting from increased waste stripping.
In Australia, capital expenditure increased 21% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025. At
Sunrise Dam, capital expenditure increased 67% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in sustaining capital expenditure resulting from additional deferred stripping charges, timing of stay-in-business capital expenditure and increased Mineral Reserve development, as well as increased non-sustaining capital expenditure towards various projects. At Tropicana, capital expenditure decreased 9% in the six months ended 30 June 2026 compared to the six months ended 30
June 2025, mainly due to lower non-sustaining capital expenditure on the Havana growth project, partially offset by higher sustaining capital expenditure on Mineral Reserve development and additional exploration expenditure.
In the Americas, capital expenditure increased 26% in the six months ended 30 June 2026 compared to the six months ended 30 June
2025. At Cuiabá (AGA Mineração) in Brazil, capital expenditure increased 57% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, mainly due to an increase in sustaining capital expenditure with a focus on growth investment to ramp up production. At Cerro Vanguardia in Argentina, capital expenditure, all of which was sustaining, increased 52% in the six months ended 30
June 2026 compared to the six months ended 30 June 2025, mainly due to higher deferred stripping capitalisation. Serra Grande was sold in December 2025.
In Projects, capital expenditure increased 252% in the six months ended 30 June 2026 compared to the six months ended 30 June 2025, primarily due to the advancement of North American initiatives.
Liquidity and Capital Resources
Comparison of cash flows in the six months ended 30 June 2026 with the six months ended
30 June 2025
Cash flows from operating activities
Cash flows from operating activities increased by $1,398 million, or 80%, from a net inflow of $1,743 million in the six months ended 30
June 2025 to a net inflow of $3,141 million in the six months ended 30 June 2026. The increase in cash flows from operating activities was mainly due to a higher average gold price received per ounce and higher dividends received from joint ventures, partially offset by lower gold sold volumes, higher total operating costs and increased tax payments.
Net cash outflow from working capital items amounted to $161 million in the six months ended 30 June 2026, compared with a net cash outflow of $308 million in the six months ended 30 June 2025. The decrease in outflow from working capital items related mainly to an increase in trade, other receivables and other assets, and an increase in inventories, partially offset by an increase in trade and other payables. Movement in working capital are generally timing-related.
Trade, other receivables and other assets were also impacted by ongoing movements in value added tax (“VAT”) recoveries at Geita in
Tanzania as well as foreign exchange controls at Cerro Vanguardia (“CVSA”) in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $13 million, or 8%, from $171 million at 31 December 2025 to $184 million at 30
June 2026, as a result of new claims of $48 million submitted to the Tanzania Revenue Authority in the six months ended 30 June 2026, reduced by verified VAT claims of $31 million offset against corporate tax payments and revaluation and discounting adjustments of $4 million. AngloGold Ashanti expects to continue offsetting eligible VAT claims against corporate taxes as part of its recovery strategy. In
Argentina, CVSA’s cash balance increased by $72 million (equivalent), or 74%, from $97 million (equivalent) at 31 December 2025 to $169 million (equivalent) at 30 June 2026. The cash remains fully available for Cerro Vanguardia’s operational and exploration requirements.
During the second quarter of 2026, CVSA’s 2025 local financial statements were completed, and the relevant dividend distribution was approved. All offshore dividends related to 2025 of $176 million were paid during the second quarter of 2026 by utilising a currency swap mechanism to secure the required US dollars.
Dividends received from joint ventures increased by $172 million from $18 million in the six months ended 30 June 2025 to $190 million in the six months ended 30 June 2026. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. During the six months ended 30 June 2026, AngloGold
Ashanti’s cumulative cash receipts from the Kibali joint venture amounted to $256 million, of which $190 million (net of withholding taxes)
were in the form of dividends and $66 million were in the form of loan repayments (net of bank fees). This compares to cumulative cash receipts of $95 million received by AngloGold Ashanti in the six months ended 30 June 2025 from the Kibali joint venture consisting of dividends of $18 million (net of withholding taxes) and $77 million in loan repayments (net of bank fees). AngloGold Ashanti’s attributable

12	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
share of the outstanding cash balances awaiting repatriation from the DRC decreased by $50 million, or 45%, from $110 million at 31
December 2025 to $60 million at 30 June 2026. The cash is fully available for the operational requirements of the Kibali joint venture. In addition, the Kibali joint venture is due certain refunds of VAT which, to date, remain outstanding. During the six months ended 30 June
2026, AngloGold Ashanti did not recover any VAT offsets or refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the
DRC government increased by $14 million, or 22%, from $63 million at 31 December 2025 to $77 million at 30 June 2026. This increase was driven by $15 million in new claims submitted and a $2 million decrease in the discounting provision, partially offset by $3 million in revaluation adjustments.
Net taxation paid increased by $520 million, or 160%, from $325 million in the six months ended 30 June 2025 to $845 million in the six months ended 30 June 2026. The increase in net taxation paid was mainly due to higher taxable income due to the increase in the average gold price received per ounce, higher top up provisional taxes for the prior year, Obuasi now making quarterly tax payments and higher withholding taxes paid resulting from higher dividends declared.
Cash flows from investing activities
Cash flows from investing activities amounted to a net outflow of $836 million in the six months ended 30 June 2026, which was $353 million, or 73%, higher than a net outflow of $483 million in the six months ended 30 June 2025. The increase was mainly due to higher capital expenditure on tangible assets of approximately $262 million, approximately $67 million towards the purchases of shares in Gold
X2 Mining Inc. and Thesis Gold & Silver Inc., approximately $15 million less in proceeds received on the disposition of certain of the
Company’s mining interests, a $9 million increase in restricted cash balances and an $11 million decrease in loan repayments from Kibali, partially offset by an $8 million increase in interest received on the Company’s cash balances.
As it pertains to the approximately $15 million decrease in proceeds received on the disposition of the Company’s mining interests, in the six months ended 30 June 2026, the Company received approximately $10 million in proceeds towards the sale of AngloGold Ashanti
Colombia S.A.S., which owned the La Colosa project in the Department of Tolima in Colombia. In the six months ended 30 June 2025, the
Company received approximately $25 million in proceeds upon the sale of its interest in the Doropo and ABC projects in Côte d’Ivoire.
Cash flows from financing activities
Cash flows from financing activities amounted to a net outflow of $2,422 million in the six months ended 30 June 2026, which was a change of $1,780 million from a net outflow of $642 million in the six months ended 30 June 2025. The increase in outflow was mainly due to higher dividends paid to external shareholders and distributions to non-controlling interests, increased finance costs on borrowings, higher repayments of borrowings and lower proceeds from borrowings.
Cash inflows from proceeds from borrowings decreased by $86 million, from $285 million in the six months ended 30 June 2025 to $199 million in the six months ended 30 June 2026. During the six months ended 30 June 2025, the Company made drawdowns of $285 million on the 2025 Geita RCF, of which $180 million was in USD and the remaining $105 million (equivalent) was in Tanzanian shillings. During the six months ended 30 June 2026, the Company made further drawdowns of $199 million on the 2025 Geita RCF, of which $148 million was in USD and the remaining $51 million (equivalent) was in Tanzanian shillings.
Cash outflows from repayment of borrowings increased by $470 million, from $180 million in the six months ended 30 June 2025 to $650 million in the six months ended 30 June 2026. During the six months ended 30 June 2025, there was a full repayment of $180 million on the $1.4 billion 2022 multi-currency RCF. During the six months ended 30 June 2026, the Group repurchased and cancelled approximately
$558 million principal amount of its outstanding 2028 Notes (as defined below) and $107 million principal amount of its outstanding 2030
Notes (as defined below) for $650 million (exclusive of accrued interest).
Finance costs paid on borrowings increased by $7 million, from $54 million in the six months ended 30 June 2025 to $61 million in the six months ended 30 June 2026, primarily due to increased interest payments on higher borrowings on the 2025 Geita RCF, partially offset by lower interest payments on the previous $65 million Siguiri RCF, which was fully repaid in October 2025, and less interest payments on the
Group’s outstanding bonds, a portion of which were repurchased in the six months ended 30 June 2026.
Dividends paid to external shareholders and distributions to non-controlling interests increased by $1,214 million, from $639 million in the six months ended 30 June 2025 to $1,853 million in the six months ended 30 June 2026. Dividends paid to AngloGold Ashanti’s shareholders increased by $1,045 million, from $411 million in the six months ended 30 June 2025 to $1,456 million in the six months ended 30 June 2026. Distributions paid to non-controlling interests increased by $168 million, from $229 million in the six months ended 30
June 2025 to $397 million in the six months ended 30 June 2026. The Company made distributions of $355 million and $207 million to the non-controlling interests of Sukari in the six months ended 30 June 2026 and 30 June 2025, respectively. The remaining distributions were paid by Siguiri to its  non-AGA related shareholder.
Liquidity
To service the capital commitments and other operational requirements, AngloGold Ashanti is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities).
AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2026 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, management regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means. In management’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the Company’s present requirements.
Total borrowings (including lease liabilities) decreased by $480 million, or 21%, from $2,258 million at 31 December 2025 to $1,778 million at 30 June 2026. AngloGold Ashanti’s cash and cash equivalents (net of bank overdraft) decreased by $113 million, or 4%, from $2,882 million at 31 December 2025 to $2,769 million at 30 June 2026. On 16 April 2026, the Group completed the repurchase of approximately
$666 million principal amount of its outstanding bonds. This buyback has reduced gross debt and future interest obligations, and lowered maturities in 2028 and 2030, enhancing financial flexibility through the cycle.

13	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
In addition, On 17 February 2025, Geita Gold Mining Limited, as borrower, completed the negotiation of a new three-year unsecured multi-
currency revolving credit facility with Nedbank Limited (“Nedbank”), as underwriter and agent, and certain financial institutions party thereto
(the “2025 Geita RCF”). The 2025 Geita RCF originally consisted of a Tanzanian shilling component capped at TZS 189.6 billion, bearing interest at the Tanzanian treasury bill rate plus a 5% margin, with a floor of 12.5% and a ceiling of 17.5%, and a USD component capped at
$200 million, bearing interest at Term SOFR plus a margin of 6.7% and a credit adjustment spread. On 13 March 2025, the TZS portion was increased by TZS 97.0 billion to TZS 286.6 billion. In connection with this increase, the USD portion was decreased by $15 million to
$185 million. On 1 June 2026, the USD portion was increased by $143.8 million, from $185 million to $328.8 million, and the TZS portion was increased by TZS 131.5 billion, from TZS 286.6 billion to TZS 418.1 billion (equivalent to approximately $158 million). As of 30 June
2026, the 2025 Geita RCF was fully drawn for in-country general working capital requirements.
At 30 June 2026, the Company’s overall liquidity was approximately $4.2 billion and consisted of:
•cash and cash equivalents (net of bank overdraft) of $2,769 million;
•the $1.4 billion 2022 multi-currency RCF which was undrawn; and
•the $65 million 2025 Siguiri RCF which was undrawn.
AngloGold Ashanti had no other committed lines of credit as of 30 June 2026.
At 30 June 2026, the Company was in compliance with all debt covenants and provisions related to potential defaults under its bonds and credit facilities.
Supplemental parent guarantor and subsidiary issuer financial information
AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti plc (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds all of AngloGold Ashanti’s operations and assets (except for the remaining South African assets and liabilities). Following the cash tender offer described below, the guaranteed debt securities outstanding as of 30 June 2026 consisted of:
•a 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-annually, with an aggregate outstanding principal amount of $191 million (the “2028 Notes”);
•a 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually, with an aggregate outstanding principal amount of $593 million (the “2030 Notes”); and
•a 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually, with an aggregate outstanding principal amount of $300 million (the “2040 Notes”).
On 30 March 2026, the Issuer launched a capped cash tender offer for up to $650 million aggregate purchase price (excluding accrued interest) (“Aggregate Cap”) for part of its 2028 Notes, 2030 Notes and 2040 Notes. The Aggregate Cap was met and in accordance with the terms and conditions of the capped cash tender offer, on 16 April 2026, the Issuer purchased $558 million principal amount of the 2028
Notes, $107 million principal amount of the 2030 Notes and none of the 2040 Notes. The purchased notes were then cancelled on the same day. The purpose of the tender offer was to utilise available cash and reduce the overall principal amount of debt.
The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries (other than the Issuer). As at 30 June 2026, all of the debt of the Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.
The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as at and for the six-month period ended 30 June 2026.

Income statement information	Obligor Group (1)
	Six months	Year
	ended	ended
	Jun	Dec
US Dollar millions	2026	2025

Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	—	4
Loss for the period	(167)	(213)

(1)The Guarantor’s principal activity is to act as a holding company for AngloGold Ashanti’s operations and had no revenue or costs related to sales for the six months ended 30 June 2026 and the financial year ended 31 December 2025. As a result, cost of sales and gross profit are not presented. The principal activity of the
Issuer is to act as a holding company for all of AngloGold Ashanti’s operations and assets (except for the remaining South African assets and liabilities).

14	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Statement of financial position information	Obligor Group
	As at	As at
	Jun	Dec
US Dollar millions	2026	2025

ASSETS

Current assets
Receivables due from Non-Obligor Subsidiaries	1,633	1,715
Receivables due from other related parties	60	133
Other current assets	1,445	1,707
	3,138	3,555

Non-current assets
Receivables due from other related parties	173	200
Other non-current assets	16	17
	189	217

LIABILITIES

Current liabilities
Payables due to Non-Obligor Subsidiaries	491	623
Other current liabilities	12	25
	503	648

Non-current liabilities	1,073	1,732
Safety update
The Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety, decreased by 14% to 0.82 injuries per million hours worked for the first half of 2026, compared to 0.95 injuries per million hours worked for the first half of 2025. However, on 24
April 2026, a contractor at Obuasi was fatally injured following a release of waste material from an underground ore pass. An investigation into the incident has been completed and work is underway to implement corrective actions. The family and colleagues affected by this tragedy are receiving ongoing support. While our injury rates remain well below industry averages, the incident at Obuasi underscored the importance of continued vigilance in the face of workplace hazards.
Capital projects update
Arthur Gold Project
During the first quarter of 2026, the Company published the Technical Report Summary on the Pre-Feasibility Study for the Arthur Gold
Project in Nevada. The study declared an initial Probable Mineral Reserve of 4.9Moz of gold (88Mt at 1.75g/t), establishing the project as a cornerstone of the Company’s US growth platform. The Technical Report Summary on the Pre-Feasibility Study for the Arthur Gold Project
was filed as an exhibit to the Company’s 2025 Form 20-F.
Corporate update
Issued share capital
As at 30 July 2026, the total issued ordinary share capital of the Company consisted of 505,769,256 ordinary shares of $1.00 each. Each
AngloGold Ashanti ordinary share carries one voting right. The Company does not hold any of its ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under its Articles of Association or to comply with any other applicable laws and regulations.
Proposed share repurchase programme
On 23 July 2026, the Company’s shareholders approved a proposed share repurchase programme for AngloGold Ashanti’s ordinary shares of up to $2.0 billion. The implementation of the proposed share repurchase programme remains, among other things, subject to receiving any applicable regulatory approvals. There can be no certainty as to whether the Company will repurchase any of its ordinary shares, or as to the amount of any such repurchases, or the prices at which such repurchases may be made, or the exchanges on which such repurchases may be made.
The implementation of the proposed share repurchase programme (including the timing, price and number of AngloGold Ashanti ordinary shares repurchased) will depend on a number of factors, such as the Company’s financial performance, availability of cash flows, business and market conditions, and legal and regulatory requirements, and will be subject to the Company’s discretion. The proposed share repurchase programme does not obligate AngloGold Ashanti to acquire any particular number of its ordinary shares, and the proposed share repurchase programme may be initiated, suspended or discontinued at any time without prior notice.
Sale of the La Colosa Project
On 13 April 2026, AngloGold Ashanti completed the sale of AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project in the
Department of Tolima in Colombia, to Mineros S.A. for a cash consideration of approximately $10 million and an additional contingent consideration of up to $60 million (linked to the total tonnage of mineral ore authorised under an approved work plan and environmental licence).
Change to Board Committee
Effective 7 May 2025, Mr. Bruce Cleaver was appointed as a member of the Nominations and Governance Committee. He continues to serve as Chair of the Social, Ethics and Sustainability Committee and as a member of the Audit and Risk Committee.

15	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Group – Income Statement	Note	Six months	Six months
		ended	ended
		June	June
		2026	2025
US Dollar millions, except as otherwise noted		Unaudited	Unaudited

Revenue from product sales	2	6,340	4,408
Cost of sales	3	(2,694)	(2,372)
Gross profit		3,646	2,036
Corporate administration, marketing and related expenses		(89)	(61)
Exploration and evaluation costs		(97)	(105)
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal		(11)	25
Other (expenses) income		(63)	(124)
Finance income		73	71
Foreign exchange and fair value adjustments		(47)	(45)
Finance costs and unwinding of obligations	4	(128)	(85)
Share of associates and joint ventures’ profit (1)		325	63
Profit before taxation		3,609	1,775
Taxation	5	(955)	(427)
Profit for the period		2,654	1,348

Attributable to:
Equity shareholders		2,283	1,112
Non-controlling interests		371	236
		2,654	1,348

Basic earnings per ordinary share (US cents) (2)		448	219
Diluted earnings per ordinary share (US cents) (3)		447	219

(1)The increase in share of associates and joint ventures’ profit is mainly due to increased profitability at Kibali.
(2)Calculated on the weighted average number of ordinary shares.
(3)Calculated on the diluted weighted average number of ordinary shares.

16	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Group – Statement Of Comprehensive Income	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited

Profit for the period	2,654	1,348

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	27	41

Items that will not be reclassified subsequently to profit or loss:
Fair value of equity securities through other comprehensive income	(17)	28
Actuarial gain recognised	—	1
Deferred taxation thereon	3	—
	(14)	29

Other comprehensive income for the period, net of tax	13	70

Total comprehensive income for the period, net of tax	2,667	1,418

Attributable to:
Equity shareholders	2,296	1,182
Non-controlling interests	371	236
	2,667	1,418

17	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Group – Statement Of Financial Position	Note	As at	As at
		June	December
		2026	2025
US Dollar millions, except as otherwise noted		Unaudited	Audited

ASSETS
Non-current assets
Tangible assets		8,888	8,515
Right of use assets		177	187
Intangible assets		111	106
Investments in associates and joint ventures		861	726
Other investments (1)		90	12
Loan receivable (2)		173	200
Inventories		222	175
Trade, other receivables and other assets (3)		208	249
Contingent consideration		72	60
Reimbursive right for post-retirement benefits		53	51
Deferred taxation		126	106
Cash restricted for use		46	44
		11,027	10,431

Current assets
Loan receivable (2)		60	133
Inventories		1,063	1,076
Trade, other receivables and other assets (3)		557	426
Contingent consideration		40	62
Cash restricted for use		25	23
Cash and cash equivalents		2,782	2,905
Assets held for sale		—	22
		4,527	4,647

Total assets		15,554	15,078

EQUITY AND LIABILITIES
Share capital and premium		571	554
Accumulated profit (loss) and other reserves		8,386	7,537
Shareholders’ equity		8,957	8,091
Non-controlling interests		1,783	1,825
Total equity		10,740	9,916

Non-current liabilities
Borrowings	7	1,559	2,025
Lease liabilities	7	156	155
Environmental rehabilitation and other provisions		702	687
Provision for pension and post-retirement benefits		64	61
Trade and other payables		14	14
Deferred taxation		647	600
		3,142	3,542

Current liabilities
Borrowings	7	12	19
Lease liabilities	7	51	59
Environmental rehabilitation and other provisions		142	131
Trade and other payables		1,048	1,001
Taxation		406	377
Bank overdraft		13	23
Liabilities held for sale		—	10
		1,672	1,620

Total liabilities		4,814	5,162

Total equity and liabilities		15,554	15,078
(1)The increase in non-current other investments is mainly due to the purchase of shares in Gold X2 Mining Inc. and Thesis Gold & Silver Inc. of $67m.
(2)The decrease in the loan receivable is mainly due to the loss on  restructuring of the Kibali loan of $40m and repayments of $66m.
(3)The increase in trade, other receivables and other assets is mainly as a result of an increase in prepayments of $60m, current taxation asset of $27m and other recoverable taxes of $29m, partly offset by a decrease in trade receivables of $46m.

18	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Group – Statement Of Cash Flows		Six months	Six months
		ended	ended
		June	June
		2026	2025
US Dollar millions	Note	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	8	3,796	2,050
Dividends received from joint ventures		190	18
Taxation paid		(845)	(325)
Net cash inflow from operating activities		3,141	1,743

Cash flows from investing activities
Capital expenditure on tangible and intangible assets		(915)	(653)
Proceeds from disposal of tangible assets		1	—
Proceeds from disposal of subsidiary, net of cash disposed		9	25
Contingent consideration received		19	19
Other investments and assets acquired (1)		(67)	(3)
(Increase) decrease in cash restricted for use		(2)	7
Interest received		53	45
Repayment of loans advanced to joint ventures		66	77
Net cash outflow from investing activities		(836)	(483)

Cash flows from financing activities
Proceeds from borrowings		199	285
Repayment of borrowings		(650)	(180)
Repayment of lease liabilities		(45)	(46)
Finance costs - borrowings		(61)	(54)
Finance costs - leases		(9)	(8)
Other borrowing costs		(3)	—
Dividends paid to external shareholders and distributions to non-controlling interests		(1,853)	(639)
Net cash outflow from financing activities		(2,422)	(642)

Net (decrease) increase in cash and cash equivalents		(117)	618
Translation		4	(9)
Reclassification to disposal group held for sale		—	(20)
Cash and cash equivalents at beginning of period (net of bank overdraft)		2,882	1,397
Cash and cash equivalents at end of period (net of bank overdraft)		2,769	1,986

(1)This relates to the purchase of shares in Gold X2 Mining Inc. and Thesis Gold & Silver Inc.

19	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Group – Statement Of Changes In Equity

	Share capital and premium	Reorganisation reserve	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non- controlling interests	Total equity

US Dollar millions, except as otherwise noted

Balance at 31 December 2024 Audited	526	8,811	80	(1,316)	19	1	(1,492)	6,629	1,884	8,513
Profit for the period	—	—	—	1,112	—	—	—	1,112	236	1,348
Other comprehensive income	—	—	—	—	28	1	41	70	—	70
Total comprehensive income	—	—	—	1,112	28	1	41	1,182	236	1,418
Employee share scheme issues	23		(23)	—	—	—	—	—	—	—
Employee settled share-based payments	—	—	16	—	—	—	—	16	—	16
Dividends paid	—	—	—	(411)	—	—	—	(411)	—	(411)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(245)	(245)
Balance at 30 June 2025 Unaudited	549	8,811	73	(615)	47	2	(1,451)	7,416	1,875	9,291

Balance at 31 December 2025 Audited	554	8,811	92	76	2	(1)	(1,443)	8,091	1,825	9,916
Profit for the period	—	—	—	2,283	—	—	—	2,283	371	2,654
Other comprehensive income	—	—	—		(14)		27	13	—	13
Total comprehensive income	—	—	—	2,283	(14)	—	27	2,296	371	2,667
Employee share scheme issues	17	—	(17)	—	—	—	—	—	—	—
Equity settled share-based payments	—	—	26	—	—	—	—	26	—	26
Dividends paid	—	—	—	(1,456)	—	—	—	(1,456)	—	(1,456)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(413)	(413)
Transfer from reserve to retained earnings	—	—	—	(1)	1	—	—	—	—	—
Balance at 30 June 2026 Unaudited	571	8,811	101	902	(11)	(1)	(1,416)	8,957	1,783	10,740
(1)Foreign currency translation reserve includes a loss of $1,411m (December 2025: $1,411m; June 2025: $1,411m) that will not re-cycle through the income statement, and a loss of $5m (December 2025: $32m; June 2025: $40m) relating to foreign operations that will re-cycle through the income statement on disposal.

20	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive
Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the
Executive Committee are responsible for geographic regions of the business.
Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.
In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

Gold income	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

AFRICA	4,504	3,190
Kibali - Attributable 45%	654	417
Iduapriem	427	278
Obuasi	514	376
Siguiri	717	511
Geita	1,148	828
Sukari	1,044	780

AUSTRALIA	1,269	797
Sunrise Dam	476	366
Tropicana - Attributable 70%	793	431

AMERICAS	1,069	764
Cerro Vanguardia	456	295
AngloGold Ashanti Mineração (1)	613	387
Serra Grande	—	82

	6,842	4,751
Equity-accounted joint venture included above	(654)	(417)
	6,188	4,334
(1)Includes income from sale of gold concentrate, see note 2.

By-product revenue
US Dollar millions	Unaudited	Unaudited

AFRICA	10	5
Kibali - Attributable 45%	2	1
Obuasi	—	1
Geita	4	2
Sukari	4	1

AUSTRALIA	6	3
Sunrise Dam	2	1
Tropicana - Attributable 70%	4	2

AMERICAS	138	67
Cerro Vanguardia	128	58
AngloGold Ashanti Mineração	10	9

	154	75
Equity-accounted joint venture included above	(2)	(1)
	152	74

21	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Cost of sales	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

AFRICA	1,880	1,636
Kibali - Attributable 45%	250	213
Iduapriem	220	201
Obuasi	233	202
Siguiri	333	300
Geita	418	350
Sukari	426	370

AUSTRALIA	599	475
Sunrise Dam	257	216
Tropicana - Attributable 70%	318	241
Administration and other	24	18

AMERICAS	464	467
Cerro Vanguardia	239	226
AngloGold Ashanti Mineração	225	171
Serra Grande	—	68
Administration and other	—	2

CORPORATE AND OTHER	1	7

	2,944	2,585
Equity-accounted joint venture included above	(250)	(213)
	2,694	2,372

Gross profit (1)
US Dollar millions	Unaudited	Unaudited

AFRICA	2,634	1,559
Kibali - Attributable 45%	406	205
Iduapriem	207	76
Obuasi	282	175
Siguiri	384	211
Geita	733	480
Sukari	622	412

AUSTRALIA	676	325
Sunrise Dam	221	151
Tropicana - Attributable 70%	479	192
Administration and other	(24)	(18)

AMERICAS	743	364
Cerro Vanguardia	345	128
AngloGold Ashanti Mineração	398	225
Serra Grande	—	13
Administration and other	—	(2)

CORPORATE AND OTHER	(1)	(7)

	4,052	2,241
Equity-accounted joint venture included above	(406)	(205)
	3,646	2,036
(1)The Group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit for the period, refer to the Group income statement.

22	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Amortisation	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

AFRICA	454	428
Kibali - Attributable 45%	46	47
Iduapriem	34	56
Obuasi	40	42
Siguiri	26	33
Geita	112	81
Sukari	196	169

AUSTRALIA	109	76
Sunrise Dam	35	29
Tropicana - Attributable 70%	73	47
Administration and other	1	—

AMERICAS	80	99
Cerro Vanguardia	33	37
AngloGold Ashanti Mineração	47	48
Serra Grande	—	14

CORPORATE AND OTHER	3	2

	646	605
Equity-accounted joint venture included above	(46)	(47)
	600	558

Capital expenditure
US Dollar millions	Unaudited	Unaudited

AFRICA	697	510
Kibali - Attributable 45%	101	64
Iduapriem	82	72
Obuasi	121	88
Siguiri	108	32
Geita	108	129
Sukari	177	125

AUSTRALIA	91	75
Sunrise Dam	50	30
Tropicana - Attributable 70%	41	45

AMERICAS	132	105
Cerro Vanguardia	47	31
AngloGold Ashanti Mineração	85	54
Serra Grande	—	20

PROJECTS	95	27
Colombian projects	2	10
North American projects	93	17

CORPORATE AND OTHER	1	—

	1,016	717
Equity-accounted joint venture included above	(101)	(64)
	915	653

23	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Total assets	As at	As at
	June	December
	2026	2025
US Dollar millions	Unaudited	Audited

AFRICA	9,888	9,294
Kibali - Attributable 45%	1,017	981
Iduapriem	735	668
Obuasi	1,710	1,617
Siguiri	730	700
Geita	1,364	1,283
Sukari	4,321	4,034
Administration and other	11	11

AUSTRALIA	1,152	1,115

AMERICAS	1,744	1,712
Cerro Vanguardia	623	560
AngloGold Ashanti Mineração	967	1,080
Administration and other	154	72

PROJECTS	1,063	975
Colombian projects	100	117
North American projects	963	858

CORPORATE AND OTHER	1,707	1,982

	15,554	15,078

24	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Notes
for the six months ended 30 June 2026
1 Basis of preparation
These condensed consolidated interim financial statements of AngloGold Ashanti plc (“AngloGold Ashanti” or the “Group”) have been prepared in compliance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
These condensed consolidated interim financial statements should be read in conjunction with the Group’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2025.
The condensed consolidated interim financial statements in this report have been prepared in accordance with the historical cost convention, except for certain financial instruments, which are stated at fair value. The Group’s accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the Group’s audited financial statements as at and for the year ended 31 December 2025.
1.2. Error in the classification of deferred taxation assets and liabilities and current taxation liability
During the prior year, the Group identified a prior period error relating to the classification of deferred taxation assets and liabilities and current taxation liability, with regards to its operations in Brazil. The error arose as a result of an incorrect accounting and associated tax treatment for Mineral Reserve development and brownfields exploration costs in the local statutory accounts, resulting in an understatement of the current tax liability for the financial years 2020 to 2024. After consultation with external tax and legal advisors, the total outstanding tax liability for the financial years 2020 to 2024 was quantified and fully settled in December 2025.
The impact of the revision on the Taxation note for the six months ended 30 June 2025 is detailed below. The impact on the statement of financial position was disclosed in the consolidated financial statements for the year ended 31 December 2025. The revision had no impact on the Group’s debt, the financial maintenance covenants in its credit facilities or its income statement and statement of cash flows. The
Group determined the error is not material.

	Six months ended 30 June 2025
US Dollar millions	Previously reported	Adjustments	Revised

Taxation (Note 5)
Current year	409	21	430
Current taxation	400	21	421

Current year	26	(21)	5
Deferred taxation	27	(21)	6

25	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
2 Revenue from product sales

	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

Gold income (1)	6,188	4,334
Spot market sales	6,038	4,337
Concentrate sales (2)	150	(3)
By-products (1)	152	74
Revenue from product sales	6,340	4,408
(1)The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental reporting note.
(2)There have been no material provisional price adjustments for the six months ended 30 June 2026 and 30 June 2025.
3 Cost of sales

	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

Salaries and wages	427	395
Stores and other consumables	468	468
Fuel, power and water	329	266
Mining contractors	501	389
Other	35	71
Operating costs	1,760	1,589
Royalties	302	186
Total operating costs	2,062	1,775
Retrenchment costs	1	1
Rehabilitation and other non-cash costs	29	19
Amortisation of tangible assets	556	510
Amortisation of right of use assets	44	48
Inventory change	2	19
	2,694	2,372
4 Finance costs and unwinding of obligations

	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

Finance costs - borrowings	61	60
Finance costs - leases	9	8
Finance costs - joint venture loan restructure loss (1)	40	—
Unwinding of obligations	18	17
	128	85
The interest included within finance costs is calculated at effective interest rates.
(1)As at 1 January 2026, the loan to Kibali was restructured, resulting in a derecognition per IFRS 9 and recognition of the new loan under the updated terms. This resulted in a loss of $40m due to the lower interest rate and amended repayment terms.

26	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
5 Taxation

	Six months	Six months
	ended	ended
	June	June
	2026	2025
		Revised (1)
US Dollar millions	Unaudited	Unaudited

Current taxation (1)
Current year (1)	941	430
Prior year over provision	(12)	(9)
	929	421

Deferred taxation
Current year	21	5
Change in estimate	1	—
Prior year under provision	—	1
Change in corporate tax rate (2)	4	—
	26	6
	955	427
(1)Refer to revision note 1.2.
(2)The change in the corporate tax rate is due to various concession agreements expiring at a future date resulting in tax rates changing from concession rate to statutory rate.
Income tax uncertainties
The Group is subject to examination by tax authorities in the respective jurisdictions of operation, which give rise to tax litigation and disputes resulting in uncertain tax positions. The Group assesses these uncertain tax positions to determine if a provision is required by applying the appropriate accounting requirements, benchmarking to similar recent outcomes and, in some cases, advice from independent experts. The economic outflow from these uncertain tax matters within the Group have been assessed as remote except for those disclosed in note 11.
Organisation for Economic Co-operation and Development (OECD) Pillar Two model rules
The Group is within the scope of the OECD Pillar Two model rules as the Pillar Two legislation was enacted on 11 July 2023 in the UK, the jurisdiction in which the Group’s parent company is incorporated, and came into effect from 1 January 2024. The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 “Income Taxes” (IAS 12) issued in May 2023.
Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate. The Group recognised an estimated current tax expense related to Pillar Two for 2026 of $nil
(2025: $nil).

27	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
6 Headline earnings (1)

	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
Profit attributable to equity shareholders	2,283	1,112
Impairment (impairment reversal) on property, plant and equipment and right of use asset	6	(74)
Loss on disposal of tangible assets	5	49
Headline earnings	2,295	1,087

Headline earnings per ordinary share (US cents) (2)	451	214
Diluted headline earnings per ordinary share (US cents) (3)	450	214

(1) The financial measures “headline earnings” and “headline earnings per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of non-GAAP financial measures.

(2) Calculated on the weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares

Weighted average number of ordinary shares	509,353,643	507,010,181
Dilutive potential of share options	1,093,134	1,030,346
Dilutive weighted average number of ordinary shares	510,446,777	508,040,527

28	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
7 Borrowings and lease liabilities
AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	June	December
	2026	2025
US Dollar millions	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,044	1,984
Proceeds from borrowings (1)	199	285
Repayment of borrowings (2)	(650)	(245)
Finance costs paid on borrowings	(55)	(106)
Interest charged to the income statement	56	4
Gain on settlement of bonds (2)	(15)	—
Deferred loan fees	(1)	111
Translation	(7)	11
Closing balance	1,571	2,044

Borrowings
Non-current	1,559	2,025
Current	12	19
	1,571	2,044

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	55	106
Interest paid on tax liability	—	46
Commitment fees, utilisation fees and other borrowing costs	6	12
Total finance costs paid	61	164

Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	214	141
Lease liabilities recognised	30	160
Repayment of lease liabilities	(45)	(92)
Finance costs paid on lease liabilities	(9)	(17)
Interest charged to the income statement	9	18
Disposal of subsidiary	—	(6)
Translation	8	10
Closing balance	207	214

Lease liabilities
Non-current	156	155
Current	51	59
	207	214
(1)During the six months ended 30 June 2026, the Geita revolving loan funding increased with US$143.8m for facility A and TZS 131.5bn (US$50m) for facility B and was fully drawn at period end.
(2)During the six months ended 30 June 2026, the Group settled $558m principal amount of its outstanding 2028 Notes and $107m principal amount of its outstanding
2030 Notes with a cash settlement of $650m (exclusive of accrued interest). The gain of $15m on settlement of the bonds is recognised in other (expenses) income on the Group income statement.

29	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
8 Cash generated from operations

	Six months	Six months
	ended	ended
	June	June
	2026	2025
US Dollar millions	Unaudited	Unaudited

Profit before taxation	3,609	1,775
Adjusted for:
Amortisation of tangible and right of use assets	600	558
Finance costs and unwinding of obligations	128	85
Environmental, rehabilitation, silicosis and other provisions	(10)	(46)
Impairment (reversal of impairment), derecognition of assets and (profit) loss on disposal	11	(26)
Other expenses (income) (non-cash portion)	31	82
Finance income	(73)	(71)
Share of associates and joint ventures’ profit	(325)	(63)
Gain on settlement of bonds	(15)	—
Other non-cash movements	(7)	8
Other exchange losses	8	56
Movements in working capital	(161)	(308)
	3,796	2,050

Movements in working capital:
(Increase) decrease in inventories	(43)	19
Increase in trade and other receivables	(151)	(186)
Increase (decrease) in trade and other payables	33	(141)
	(161)	(308)

30	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
9 Financial risk management activities
Fair value
Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at
30 June 2026.

Financial instrument	Fair value	Carrying value	Fair value	Carrying value	Valuation method	Significant inputs	Fair value hierarchy of inputs
	As at June	As at June	As at December	As at December
	2026	2026	2025	2025
	Unaudited		Audited
At fair value through profit and loss
Contingent consideration asset - Mponeng	5	5	23	23	Probability weighted discounted cash flow	The production plan over the contingent consideration period	Level 3
Contingent consideration asset - Gramalote	18	18	18	18	Probability weighted discounted cash flow	Stage gate payments over the contingent consideration period and discount rates.	Level 3
Contingent consideration asset - Mansala	24	24	23	23	Probability weighted discounted cash flow	Contingent payment and discount rates	Level 3
Contingent consideration asset - ABC	17	17	14	14	Probability weighted discounted cash flow	Stage gate payments over the contingent period and discount rates	Level 3
Contingent consideration asset - MSG	48	48	44	44	Discounted cash flow	The production plan over the contingent consideration period, forecasted gold prices and discount rates	Level 3

At fair value through other comprehensive income
Listed equity investments	89	89	11	11			Level 1

At amortised cost
Borrowings - Rated bonds	1,068	1,082	1,729	1,745			Level 1
Borrowings - Revolving Credit Facilities	489	489	299	299	Discounted cash flow	Market related interest rates	Level 3
Joint venture loan receivable	233	233	333	333	Discounted cash flow	Market related interest rates	Level 3
Deferred consideration asset - Doropo (1)	116	116	110	110	Discounted cash flow	Deferred payments over the consideration period and discount rates.	Level 3
(1)Included in the statement of financial position in current and non-current trade, other receivables and other assets.

31	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
9 Financial risk management activities (continued)
Reconciliation of contingent consideration assets
A reconciliation of the contingent consideration asset included in the statement of financial position is set out in the following table:

	As at	As at
	June	December
	2026	2025
US Dollar millions	Unaudited	Audited
Opening balance	122	48
Changes in estimates - fair value adjustments (1)	8	13
Contingent consideration assets recognised on sale of business	—	78
Part repayment of contingent consideration asset - Mponeng and MSG	(19)	(19)
Translation	1	2
Closing balance (2)	112	122
(1)Included in the income statement in foreign exchange and fair value adjustments
(2)Included in the statement of financial position as part of current $40m (2025: $62m) and non-current $72m (2025: $60m)
Sensitivity analysis
Contingent consideration – Mponeng
As at 30 June 2026, the contingent consideration asset of $5m (2025: $23m) was valued using production plans over the contingent consideration  period as received from Harmony. The cash flows were not discounted in 2026 as the contingent consideration asset is considered current. As at 30 June 2026, no portion of the contingent consideration related to Harmony developing below infrastructure has been included in the contingent consideration asset as this project is at an early stage.
A reasonable possible change in the number of ounces used in the probability weighted calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration – Gramalote
As at 30 June 2026, the contingent consideration asset of $18m (2025: $18m) was valued using a discount rate of 10.6% (2025: 10.6%)
and future stage gate payments as per the purchase agreement. The assumptions used in the valuation included the timing and probability of contingent considerations.
A reasonable possible change in the assumptions used in the probability weighted calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration – Mansala and ABC
As at 30 June 2026, the contingent consideration asset of $17m (2025: $14m) for ABC and $23m (2025: $23m) for Mansala was valued using a discount rate of 9.0% (2025: 9.3%) for Mansala and 12.0% (2025: 12.8%) for ABC and future contingent considerations as per the purchase agreement. The assumptions used in the valuation included the timing and probability of contingent considerations.
A reasonable possible change in the assumptions used in the probability weighted calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration asset – MSG
As at 30 June 2026, the contingent consideration asset of $48m (2025: $44m) was valued using a discount rate of 8% (2025: 8%) and production plans over the contingent consideration period and forecasted gold prices.
A reasonable possible change in the ounces of gold produced or the gold price used in the calculation would not have a material impact on the fair value of the contingent consideration asset.

32	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
10 Capital commitments

	As at	As at
	June	December
	2026	2025
US Dollar millions	Unaudited	Audited
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	614	378
(1)The increase is mainly as a result of an increase in commitments at Siguiri and in the North America projects.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to relevant Board approvals.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. At 30 June 2026, the
Group was in compliance with all of the financial maintenance covenants per its loan agreements. To the extent that external borrowings are required, the Group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments.
The financing facilities which mature in the near future are disclosed in current liabilities. The Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
11 Contractual commitments and contingencies
AngloGold Ashanti’s material contingent liabilities at 30 June 2026 are detailed below:
Tax matters - Brazil - AngloGold Ashanti Mineração
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 on VAT, social security contributions, property taxes and federal contributions on royalties. The collective contingent liability on the various matters is $45m and has not been recognised as a liability. There is uncertainty whether the amounts are due under the applicable laws, but the Group believes there is a chance of an adverse outcome.
12 Subsequent events
Proposed share repurchase programme
On Thursday, 23 July 2026, the shareholders of AngloGold Ashanti plc approved the proposed share repurchase programme of its ordinary shares up to a value of US$2.0bn.

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

30 July 2026

33	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Dividends
AngloGold Ashanti plc today announces an interim dividend for the three months ended 30 June 2026 of 72 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2026
Ex-dividend on NYSE	Friday, 21 August
Record date	Friday, 21 August
Payment date	Friday, 4 September
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 72 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2026
Declaration date	Friday, 31 July
Currency conversion rate for South African rands announcement date	Friday, 14 August
Last date to trade ordinary shares cum dividend	Tuesday, 18 August
Ordinary shares trade ex-dividend	Wednesday, 19 August
Record date	Friday, 21 August
Payment date	Friday, 4 September
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below) or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 19 August 2026 and Friday, 21 August 2026, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 14 August 2026 and Friday, 21 August 2026, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 14 August 2026.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the Central
Securities Depositary (GH) LTD

2026
Currency conversion date	Friday, 14 August
Last date to trade and to register shares cum dividend	Tuesday, 18 August
Shares trade ex-dividend	Wednesday, 19 August
Record date	Friday, 21 August
Approximate payment date of dividend	Friday, 4 September
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding Company Ltd as depository agent 100 GhDSs represent one ordinary share

2026
Currency conversion date	Friday, 14 August
Last date to trade and to register GhDSs cum dividend	Tuesday, 18 August
GhDSs trade ex-dividend	Wednesday, 19 August
Record date	Friday, 21 August
Approximate payment date of dividend	Friday, 4 September
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 72 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$X/ ¢11.6600, the gross dividend payable per share, is equivalent to ca. ¢8.3952 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

34	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”,
“all-in sustaining costs per ounce”, “average gold price received per ounce”, “total cash cost margin”, “sustaining capital expenditure” and
“non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under
IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-
managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members
(including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-
GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-
managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - managed operations”
is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
Total cash cost margin
“Total cash cost margin” is a Non-GAAP measure which gives an indication of profitability after covering total cash costs, representing the difference between the average realised price of gold per ounce and the total cash costs per ounce required to produce it, expressed on a percentage basis. “Total cash cost margin” is calculated by AngloGold Ashanti as “average gold price received per ounce” minus “total cash costs per ounce”, divided by “average gold price received per ounce”, expressed on a percentage basis.
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

35	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”
and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision
Maker (CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure”
and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-
accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”,
“sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the
Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Reconciliations
All-in sustaining costs and total cash costs per ounce (including total cash cost margin)
A reconciliation of cost of sales as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2026, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and
“total cash costs per ounce” for each of the six-month periods ended 30 June 2026 and 30 June 2025, is presented on a total (managed operations/non-managed joint ventures) and segment basis in Note A below.
In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine (for managed operations) and the attributable ounces of gold produced and sold by mine (for non-managed joint ventures) for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2026, to “average gold price received per ounce” for each of the six-month periods ended 30
June 2026 and 30 June 2025, is presented on a total (managed operations/non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2026, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the six-month periods ended 30 June 2026 and 30 June 2025, is presented on a total (managed operations/non-managed joint ventures) and segment basis in Note C below.

36	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
NOTE A - All-in sustaining costs and total cash costs per ounce reconciliation

All-in sustaining costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana- Attr. 70%	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	250	250	220	233	333	418	426	—	1,630	257	318	24	599
By-product revenue	—	(2)	(2)	—	—	—	(4)	(4)	—	(8)	(2)	(4)	—	(6)
Amortisation of tangible, intangible and right of use assets	(3)	(46)	(46)	(34)	(40)	(26)	(112)	(196)	—	(408)	(35)	(73)	(1)	(109)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	1	—	—	—	1	—	1
Corporate administration, marketing and related expenses	88	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	4	4	2	—	2	14	2	—	20	5	12	—	17
Sustaining exploration and study costs	—	—	—	1	—	5	4	—	—	10	1	—	—	1
Total sustaining capital expenditure	1	34	34	76	89	51	105	92	—	413	38	25	—	63
All-in sustaining costs (4)	88	240	240	264	282	365	425	321	—	1,657	264	279	24	567
Gold sold - oz (000)	—	140	140	92	110	154	247	223	—	826	102	170	—	272
All-in sustaining costs per ounce - $/oz (1)	—	1,715	1,715	2,879	2,569	2,364	1,726	1,434	—	2,007	2,589	1,643	—	2,087

All-in sustaining costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(5)	Americas other	Americas		Non-managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	239	225	—	—	464	—	250	2,694
By-product revenue	(128)	(10)	—	—	(138)	—	(2)	(152)
Amortisation of tangible, intangible and right of use assets	(33)	(47)	—	—	(80)	—	(46)	(600)
Adjusted for decommissioning and inventory amortisation	2	(1)	—	—	1	—	—	2
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	89
Lease payment sustaining	—	11	—	—	11	1	4	50
Sustaining exploration and study costs	1	—	—	—	1	1	—	13
Total sustaining capital expenditure	46	78	—	—	124	3	34	604
All-in sustaining costs (4)	126	256	—	—	382	6	240	2,700
Gold sold - oz (000)	97	137	—	—	234	—	140	1,332
All-in sustaining costs per ounce - $/oz (1)	1,288	1,877	—	—	1,633	—	1,715	2,027
(1)In addition to the operational performances of the mines, “all-in sustaining costs (per ounce)” and “total cash costs (per ounce)” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs (per ounce)” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs (per ounce)” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.
(2)Refer to Segmental reporting.
(3)Corporate includes non-gold producing managed operations.
(4)“Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

37	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana- Attr. 70%	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	250	250	220	233	333	418	426	—	1,630	257	318	24	599
- By-product revenue	—	(2)	(2)	—	—	—	(4)	(4)	—	(8)	(2)	(4)	—	(6)
- Inventory change	—	(5)	(5)	(1)	1	(2)	(11)	14	—	1	(2)	(2)	—	(4)
- Amortisation of tangible assets	(1)	(45)	(45)	(30)	(40)	(24)	(99)	(196)	—	(389)	(31)	(63)	—	(94)
- Amortisation of right of use assets	(2)	(1)	(1)	(4)	—	(2)	(13)	—	—	(19)	(4)	(10)	(1)	(15)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(5)	(6)	(6)	(2)	(4)	—	(23)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	(1)	198	198	179	189	298	289	236	—	1,191	218	239	22	479
Gold produced - oz (000)	—	134	134	91	111	153	244	232	—	831	100	169	—	269
Total cash costs per ounce - $/oz (1)	—	1,482	1,482	1,970	1,713	1,946	1,183	1,020	—	1,434	2,172	1,419	—	1,783

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(5)	Americas other	Americas		Non-managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	239	225	—	—	464	—	250	2,694
- By-product revenue	(128)	(10)	—	—	(138)	—	(2)	(152)
- Inventory change	(1)	2	—	—	1	—	(5)	(2)
- Amortisation of tangible assets	(33)	(39)	—	—	(72)	—	(45)	(556)
- Amortisation of right of use assets	—	(8)	—	—	(8)	—	(1)	(44)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	(2)	—	—	(5)	—	1	(29)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)
Total cash costs (4)	73	167	—	—	240	—	198	1,909
Gold produced - oz (000)	95	139	—	—	234	—	134	1,334
Total cash costs per ounce - $/oz (1)	760	1,201	—	—	1,023	—	1,482	1,431
Average gold price received per ounce - $/oz							4,672	4,647
Total cash cost margin - %							68%	69%
(1)In addition to the operational performances of the mines, “all-in sustaining costs (per ounce)” and “total cash costs (per ounce)” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs (per ounce)” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs (per ounce)”
calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.
(2)Refer to Segmental reporting.
(3)Corporate includes non-gold producing managed operations.
(4)“Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

38	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

All-in sustaining costs	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana- Attr. 70%	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
Amortisation of tangible, intangible and right of use assets	(2)	(47)	(47)	(56)	(42)	(33)	(81)	(169)	—	(381)	(29)	(47)	—	(76)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	60	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	2	2	—	3	11	1	—	17	8	10	—	18
Sustaining exploration and study costs	—	—	—	2	—	4	5	—	—	11	—	—	—	—
Total sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
All-in sustaining costs (4)	66	192	192	188	237	304	401	270	—	1,400	225	216	18	459
Gold sold - oz (000)	—	135	135	90	122	166	265	253	—	896	119	141	—	260
All-in sustaining costs per ounce - $/oz (1)	—	1,414	1,414	2,099	1,945	1,837	1,512	1,068	—	1,565	1,889	1,527	—	1,764

All-in sustaining costs	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(5)	Americas other	Americas		Non-managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372
By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)
Amortisation of tangible, intangible and right of use assets	(37)	(48)	(14)	—	(99)	—	(47)	(558)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	61
Lease payment sustaining	—	12	4	—	16	1	2	53
Sustaining exploration and study costs	1	1	—	—	2	—	—	13
Total sustaining capital expenditure	31	52	20	—	103	2	24	485
All-in sustaining costs (4)	162	179	79	2	422	4	192	2,351
Gold sold - oz (000)	96	125	26	—	247	—	135	1,403
All-in sustaining costs per ounce - $/oz (1)	1,697	1,427	3,019	—	1,707	—	1,414	1,676
(1)In addition to the operational performances of the mines, “all-in sustaining costs (per ounce)” and “total cash costs (per ounce)” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs (per ounce)” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs (per ounce)”
calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.
(2)Refer to Segmental reporting.
(3)Corporate includes non-gold producing managed operations.
(4)“Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

39	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana- Attr. 70%	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
- By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
- Inventory change	—	4	4	1	5	(2)	(13)	(13)	—	(22)	4	(1)	—	3
- Amortisation of tangible assets	(2)	(46)	(46)	(53)	(42)	(31)	(69)	(168)	—	(363)	(22)	(36)	—	(58)
- Amortisation of right of use assets	—	(1)	(1)	(3)	—	(2)	(12)	(1)	—	(18)	(7)	(11)	—	(18)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(5)	(5)	(4)	(3)	(2)	(4)	(2)	—	(15)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	5	165	165	142	161	263	250	185	—	1,001	190	191	17	398
Gold produced - oz (000)	—	138	138	89	125	165	254	246	—	879	122	139	—	261
Total cash costs per ounce - $/oz (1)	—	1,193	1,193	1,586	1,293	1,595	985	750	—	1,138	1,561	1,376	—	1,528

Total cash costs	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(5)	Americas other	Americas		Non-managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372
- By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)
- Inventory change	(1)	1	—	—	—	—	4	(19)
- Amortisation of tangible assets	(37)	(38)	(12)	—	(87)	—	(46)	(510)
- Amortisation of right of use assets	—	(10)	(2)	—	(12)	—	(1)	(48)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(6)	1	2	—	(3)	—	(5)	(19)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)
Total cash costs (4)	123	116	56	2	297	—	165	1,701
Gold produced - oz (000)	94	126	26	—	246	—	138	1,386
Total cash costs per ounce - $/oz (1)	1,305	922	2,144	—	1,206	—	1,193	1,228
Average gold price received per ounce - $/oz							3,078	3,090
Total cash cost margin - %							61%	60%
(1)In addition to the operational performances of the mines, “all-in sustaining costs (per ounce)” and “total cash costs (per ounce)” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs (per ounce)” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs (per ounce)”
calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.
(2)Refer to Segmental reporting.
(3)Corporate includes non-gold producing managed operations.
(4)“Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

40	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
NOTE B - AVERAGE GOLD PRICE RECEIVED PER OUNCE RECONCILIATION

Average gold price received per ounce	Six months		Six months
	ended		ended
	Jun		Jun
	2026		2025
	Unaudited		Unaudited
US Dollar million, except as otherwise noted	Managed operations	Non-managed joint ventures	Managed operations	Non-managed joint ventures
Gold income	6,188	654	4,334	417
Gold sold - oz (000)(1)	1,332	140	1,403	135
Average gold price received per ounce - $/oz	4,647	4,672	3,090	3,078
(1)Includes gold sold of 26,000oz for the six months ended 30 June 2025 for the Serra Grande operation, which was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

41	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
NOTE C - SUSTAINING CAPITAL EXPENDITURE AND NON-SUSTAINING CAPITAL EXPENDITURE RECONCILIATION

Capital expenditure	FOR THE SIX MONTHS ENDED 30 JUNE 2026
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana- Attr. 70%	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	1	34	34	76	89	51	105	92	—	413	38	25	—	63
Non-sustaining capital expenditure	—	67	67	6	32	57	3	85	—	183	12	16	—	28
Capital expenditure	1	101	101	82	121	108	108	177	—	596	50	41	—	91

Capital expenditure	AMERICAS				Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non- managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	46	78	—	124	3	34	604
Non-sustaining capital expenditure	1	7	—	8	92	67	311
Capital expenditure	47	85	—	132	95	101	915

Capital expenditure	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana- Attr. 70%	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
Non-sustaining capital expenditure	—	40	40	33	10	1	10	56	—	110	—	31	—	31
Capital expenditure	—	64	64	72	88	32	129	125	—	446	30	45	—	75

Capital expenditure	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(1)	Americas other	Americas		Non- managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	31	52	20	—	103	2	24	485
Non-sustaining capital expenditure	—	2	—	—	2	25	40	168
Capital expenditure	31	54	20	—	105	27	64	653
(1)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

42	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Other information - Exchange rates

	Jun	Jun
	2026	2025
	Unaudited	Unaudited

ZAR/USD average for the year to date	16.40	18.37
ZAR/USD closing	16.39	17.75

AUD/USD average for the year to date	1.42	1.58
AUD/USD closing	1.45	1.52

BRL/USD average for the year to date	5.15	5.76
BRL/USD closing	5.18	5.46

ARS/USD average for the year to date	1,413.75	1,103.75
ARS/USD closing	1,483.02	1,194.08

EGP/USD average for the year to date	50.47	50.39
EGP/USD closing	49.08	49.55

43	June 2026 Interim Report

AngloGold Ashanti plc
June | 2026
Form 6-K continued
Financial Results - Operations at a glance

Operations at a glance	FOR THE SIX MONTHS ENDED 30 JUNE 2026 AND 30 JUNE 2025
	Gold production oz (000)		Cost of sales $m		Gross profit $m		Total cash costs per ounce* $/oz		All-in sustaining costs per ounce* $ /oz		Sustaining MRD / Stripping capital $m		Other sustaining capital $m		Non-sustaining capital* $m
	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25

AFRICA Non-managed joint ventures	134	138	250	213	406	205	1,482	1,193	1,715	1,414	14	10	20	14	67	40
Kibali - Attr. 45% (1)	134	138	250	213	406	205	1,482	1,193	1,715	1,414	14	10	20	14	67	40

AFRICA Managed operations	831	879	1,630	1,423	2,228	1,354	1,434	1,138	2,007	1,565	203	192	210	144	183	110
Iduapriem	91	89	220	201	207	76	1,970	1,586	2,879	2,099	66	35	10	4	6	33
Obuasi	111	125	233	202	282	175	1,713	1,293	2,569	1,945	48	58	41	20	32	10
Siguiri (3)	153	165	333	300	384	211	1,946	1,595	2,364	1,837	14	11	37	20	57	1
Geita	244	254	418	350	733	480	1,183	985	1,726	1,512	53	67	52	52	3	10
Sukari (3)	232	246	426	370	622	412	1,020	750	1,434	1,068	22	21	70	48	85	56
Administration and other			—	—	—	—					—	—	—	—	—	—

AUSTRALIA	269	261	599	475	676	325	1,783	1,528	2,087	1,764	37	16	26	28	28	31
Sunrise Dam	100	122	257	216	221	151	2,172	1,561	2,589	1,889	23	10	15	20	12	—
Tropicana - Attr. 70%	169	139	318	241	479	192	1,419	1,376	1,643	1,527	14	6	11	8	16	31
Administration and other	—	—	24	18	(24)	(18)					—	—	—	—	—	—

AMERICAS	234	246	464	467	743	364	1,023	1,206	1,633	1,707	74	74	50	29	8	2
Cerro Vanguardia (3)	95	94	239	226	345	128	760	1,305	1,288	1,697	29	14	17	17	1	—
AngloGold Ashanti Mineração (2)	139	126	225	171	398	225	1,201	922	1,877	1,427	45	43	33	9	7	2
Serra Grande(4)	—	26	—	68	—	13	—	2,144	—	3,019	—	17	—	3	—	—
Administration and other	—	—	—	2	—	(2)					—	—	—	—	—	—

PROJECTS			—	—	—	—	—	—	—	—	—	—	3	2	92	25
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	10
North American projects	—	—	—	—	—	—	—	—	—	—	—	—	3	2	90	15

CORPORATE AND OTHER	—	—	1	7	(1)	(7)	—	—	—	—	—	—	1	—	—	—

Managed operations	1,334	1,386	2,694	2,372	3,646	2,036	1,431	1,228	2,027	1,676	314	282	290	203	311	168
Non-managed joint ventures	134	138	250	213	406	205	1,482	1,193	1,715	1,414	14	10	20	14	67	40

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties in the six months ended 30 June 2026.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

44	Q2 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 2
Administration and Corporate Information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
Alberto Calderon (Chief Executive Officer)
Gillian Doran  (Chief Financial Officer)
Non-Executive
Jochen Tilk (Chair)
Kojo Busia
Bruce Cleaver
Alan Ferguson
Albert Garner
Jinhee Magie
Nicky Newton-King
Marcus Randolph
Diana Sands
Company Secretary
Catherine Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2906
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/
AngloGoldAshanti
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about
AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the
United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”,
“expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”,
“potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2025 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

45	Q2 2026 Earnings Release

AngloGold Ashanti plc
June | 2026
Exhibits to Form 6-K

Exhibit Number	Description	Remarks

Exhibit 22	Subsidiary Issuer of Guaranteed Securities	Filed herewith

46	Q2 2026 Earnings Release

AngloGold Ashanti plc
June | 2026
Exhibits to Form 6-K continued
Exhibit 22
Subsidiary issuer of guaranteed securities
As of 30 June 2026, AngloGold Ashanti plc (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	3.375% Notes due 2028
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 31 July 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary